UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 14 July 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

APPOINTMENT OF YUNUS SULEMAN TO THE GOLD FIELDS BOARD OF DIRECTORS

Gold Fields is pleased to announce the appointment of Yunus Suleman (59)
as independent non-executive director to the Board of Gold Fields Limited
(the "Board"). The appointment of Mr Suleman takes effect on 1 September
2016.

Gold Fields Chairperson Cheryl Carolus said the appointment of Mr Suleman
will offer the company a strong financial and governance skills set as he
has extensive experience in the auditing profession and has worked in
various capacities with listed companies in the South African retail,
financial services, oil & gas and manufacturing sectors.

Together with the recent appointment of Terence Goodlace, the CEO of
Impala Platinum, the experience of these individuals will add considerably
to the mining and financials skills set of the Board. Other future Board
appointments are also being considered as a number of the current
directors are approaching the compulsory retirement age over the next two
years.

Mr Suleman is an independent non-executive director of Liberty Holdings,
Tiger Brands, Enactus SA, Albaraka Bank and is the Global Treasurer of the
World Memon Organisation. He was previously Chair of KPMG Africa. Mr
Suleman is a qualified Chartered Accountant and holds a BComm degree from
the University of KwaZulu Natal and an Honors BCompt from the University
of South Africa.

The appointment has been made in terms of paragraph 3.59 (a) of the
Listing Requirements of the JSE Limited.

14 July 2016
Sponsor
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 14 July 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer